CUSIP No. 449172204	Schedule 13D/A	Page 1 of 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449172204	Schedule 13D/A	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,722
	8	SHARED VOTING POWER 1,463,693
	9	SOLE DISPOSITIVE POWER 52,722
	10	SHARED DISPOSITIVE POWER 1,681,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.87%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 3 of 4

Part II to Schedule 13D/A

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates I, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 13, 2014 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 17, 2015 (“Amendment No. 3”), as further amended by Amendment No. 4 filed on February 16, 2016 (“Amendment No. 4”), as further amended by Amendment No. 5 filed on February 14, 2017 (“Amendment No. 5”), as further amended by Amendment No. 6 filed on February 14, 2018 (“Amendment No. 6”) and as further amended by Amendment No. 7 filed on February 14, 2019 (together with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Filings”). This Amendment No. 8 reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 5.	Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 52,722 shares of Class B Common, shares the power to vote 1,463,693 Class B Common and shares the power to dispose of 1,681,087 shares of Class B Common. Collectively, the 1,733,809 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 44.87% of the Class B Common outstanding as of December 31, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Filing is hereby amended by inserting at the end thereof the following:

Effective December 5, 2019, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 22 and is incorporated herein in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 22	Ninth Amendment to Stockholders’ Agreement, dated as of December 5, 2019, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 28 to the Participating Stockholders’ Schedule 13D/A, filed by the Participating Stockholders on February 13, 2020, Commission File Number 005-87003).

[Signatures begin on the next page.]

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CUSIP No. 449172204	Schedule 13D/A	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*

Attorney-in-Fact for Claiborne R. Rankin*

Attorney-in-Fact for Roger F. Rankin*

Attorney-in-Fact for Bruce T. Rankin*

Attorney-in-Fact for Helen R. Butler*

Attorney-in-Fact for Clara T. Rankin Williams*

Attorney-in-Fact for Alison A. Rankin*

Attorney-in-Fact for Chloe O. Rankin*

Attorney-in-Fact for Corbin Rankin*